Lauren Burnham Prevost
May 16, 2024	404-504-7744
lprevost@mmmlaw.com
VIA EDGAR	www.mmmlaw.com

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RealtyMogul Apartment Growth REIT, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed April 9, 2024
File No. 024-12375

To Whom it May Concern:

This letter is being submitted on behalf of RealtyMogul Apartment Growth REIT, Inc. (File No. 024-12375) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 30, 2024 (the “Comment Letter”) regarding the Company’s Pre-Qualification Amendment No. 1 to the Offering Statement on Form 1-A (the “Previous Filing”) filed with the Commission on April 9, 2024 in connection with its offering of shares of common stock pursuant to Regulation A (the “Offering”). The Company is concurrently filing Pre-Qualification Amendment No. 2 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments and other updates necessitated by the passage of time.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Previous Filing, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Plan of Distribution, page 146

Comment No. 1: We note your response to prior comment 5. We are still considering your disclosure regarding the automatic investment program.

Response: In response to the Staff’s comment, the Company is undertaking a review of its automatic investment program and will respond directly to the Staff’s comment, including considerations discussed in a telephone conference between the Staff and counsel to the Company on May 2, 2024, in a subsequent correspondence addressed to the Staff and, if necessary, in a subsequent amendment to the Amended Filing.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta ● Washington, DC ● Raleigh-Durham ● Savannah

Morris, Manning & Martin, LLP

Securities and Exchange Commission

May 16, 2024

General

Comment No. 2: Please revise to update the financial statements by reference to Part F/S(b)(3)(A) of Form 1-A.

Response: In response to the Staff’s comment, the Amended Filing has been updated to include the above-referenced financial statements.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost
Lauren B. Prevost

cc: Jilliene Helman